Contact

www.linkedin.com/in/vivek-
sunderam-agastya-94650a3
(LinkedIn)

Top Skills

Mergers & Acquisitions

Capital Markets

Mergers

Languages

Hindi (Limited Working)

Tamil (Elementary)

Vivek Sunderam Agastya

Senior Vice President, Investments, Fortistar
White Plains, New York, United States

Summary

Specialties: Mergers and Acquisitions, Debt Financing, Mezzanine
Financing, Initial Public Offering, Secondary Equity Offering, Tax
Equity Financing, Investment Tax Credit, Production Tax Credit,
1603 Grant, Initial Public Offering, Secondary Equity Offering,
Purchase and Sale Agreement, Power Generation, Renewable
Energy, Landfill Gas, CNG Infrastructure, Utilities, Clean-Tech,
Alternative Energy

Experience

Fortistar
15 years 4 months

Senior Vice President
July 2009 - Present (15 years 4 months)
White Plains, New York, United States

Vice President
July 2009 - Present (15 years 4 months)
Monitor trends and competitive dynamics in conventional and renewable
power generation and related sectors, develop and maintain relationships with
debt and equity financing partners, and exploit opportunities for organic or
acquisitive business growth; create and implement strategies for maximizing
benefit from tax incentives, including monetization via external parties;
optimize performance of portfolio companies to grow bottom line.

Credit Suisse
Associate
August 2005 - June 2009 (3 years 11 months)
Managed execution of M&A and capital raising transactions by coordinating
with client, legal, and accounting representatives, consultants and internal
approval committees; communicated strategic landscapes, capital market
conditions and transaction process updates to clients, prepared information
memoranda and presentations for internal committees, client management or
board of directors and investors.

Schlumberger

4 years 9 months

Engineer In Charge

January 2002 - July 2003 (1 year 7 months)

Ahwaz, Iran

Managed onshore operations in Iran; planned resource allocation across projects, reported divisional P&L, managed customer sales and support, guided field crew training and monitored quality of service delivery.

Senior Field Engineer, Instructor

January 2001 - December 2001 (1 year)

Surface Well Testing and Data Acquisition Instructor for junior field engineers and technicians; taught reservoir engineering theory, well testing processes and equipment, safety equipment and procedures and practical simulations; coordinated student testing and evaluations; provided guidance and counseling to new recruits

Field Engineer

November 1998 - January 2001 (2 years 3 months)

Bombay, India

Maintained quality of service delivery and equipment, conducted field exploration studies, handled field client interaction, analyzed data output and presented conclusions to client.

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Education

Duke University - The Fuqua School of Business

MBA · (2003 - 2005)

Indian Institute of Technology, Madras

Bachelor of Technology - BTech · (August 1994 - July 1998)

The Indian High School, Dubai

AISSE, Science · (1980 - 1994)